UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: February 11, 2005

By  “Jeannine P M Webb”

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #05-02 February 4, 2005	TSX Venture Exchange: CXP

CANADIAN EMPIRE CLOSES FLOW-THROUGH

AND NON-FLOW-THROUGH FINANCING

Canadian Empire Exploration Corp. (the “Company”) has received TSX Venture Exchange approval for the previously announced non-brokered private placement of 3,500,000 BC Flow-Through Shares at $0.10 per share and 3,500,000 Non-Flow-Through Shares at $0.05 per share.  The Company has also issued 170,030 Non-Flow-Through Shares by way of payment of finders' fees related to the financing.  All of the shares are subject to a four month hold period expiring June 1, 2005.

The $350,000 proceeds from the sale of Flow-Through Shares will be used by the Company to incur exploration expenditures in British Columbia during 2005.  The $175,000 proceeds from the sale of Non-Flow-Through Shares will be allotted to general working capital.

“John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #05-03 February 9, 2005	TSX Venture Exchange: CXP

CANADIAN EMPIRE STEPS UP THE HUNT FOR MONSTER DEPOSITS

Canadian Empire Exploration Corp. (“Canadian Empire”) is pleased to report the acquisition, subject to TSX Venture Exchange approval, of an extensive portion of a Proterozoic age shale basin prospective for the discovery of SEDEX-style nickel-copper-zinc mineralization in the McBride area of east-central British Columbia.

Canadian Empire, through a grubstake agreement with two prospectors, acquired the rights to over 2500 claim units covering an area measuring approximately 75 by 7 kilometres (approx. 500 square kilometres).

The prospectors’ regional scale stream sediment sampling identified a 50 kilometre-long trend of anomalous nickel, copper and zinc values.  Detailed silt sampling of individual creeks has yielded consistent high metal values along stream lengths of 0.5 to over 2.0 kilometres with values peaking at 1566 ppm Ni, 445 ppm Cu, 1361 ppm Zn and attendant values to 681 ppm Co and 3.0 ppm Au.  Initial prospecting, until terminated by snow conditions, identified over 25 gossans (rusty zones) aligned along the favourable horizon resulting from weathering of sulphide mineralization.

Host rocks are late Proterozoic sediments, recognized worldwide as favourable hosts for large deposits.  The stratigraphic succession consists of a metal-rich miogeoclynical black shale horizon with opportunity for discovery of SEDEX nickel-copper-zinc-precious metal massive sulphide mineralization.

John Brock, President of Canadian Empire, said that “It is a unique opportunity for a junior explorer to acquire over 90% of an entire shale basin that is prospective for discovery of Monster Deposits.  Shale basins along the ancient shoreline of western North America host multi-billion dollar metal districts such as Sullivan, the Anvil District and Cirque”.  It is notable that John Brock and Wayne Roberts, Vice-President, Exploration of Canadian Empire, each played important roles in the discovery of significant deposits in the Anvil and Cirque camps.

Canadian Empire may earn an initial 90% interest in the McBride Project by spending $1.0 million in exploration costs on the property, making staged cash payments totaling $140,000 and issuing in stages a total of 250,000 units by December 31, 2008 to the prospectors.  Each unit will be comprised of one share in the capital of Canadian Empire and one 12-month warrant, priced in accordance with market at the time of issuance, allowing for the acquisition of one share of Canadian Empire.

Canadian Empire holds the option to acquire the remaining 10% for cash payment of $100,000 and the issuance of 1.5 million shares of Canadian Empire to the prospectors.  The prospectors will hold a 1% NSR on future production, of which Canadian Empire has the right to buy down 0.5% NSR for $1.0 million.

Canadian Empire plans to initiate a property-wide exploration program in April, 2005.

“Blaine Monaghan”

Blaine Monaghan

Manager, Investor Relations

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.